UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14195

American Tower Corporation, as Guarantor

(See Table of Guarantor Registrants)

(Exact name of registrant as specified in its charter)

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.25% Senior Subordinated Notes due 2011 (and Guarantees with Respect Thereto)

(Title of each class of securities covered by this Form)

American Towers, Inc. and all Guarantor Registrants

other than American Tower Corporation:

None

American Tower Corporation:

Class A Common Stock, $0.01 par value

Warrants to purchase Class A Common Stock, $0.01 par value

7.50% senior notes due 2012

7.125% senior notes due 2012

5.0% convertible notes due 2010

3.25% convertible notes due 2010

3.00% convertible notes due 2012

2.25% convertible notes due 2009

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Nine

TABLE OF GUARANTOR REGISTRANTS*

7.25% Senior Subordinated Notes due 2011

of American Towers, Inc.

Exact Name of Registrant as Specified in its Charter	Commission File No.
American Tower Corporation	001-14195
American Tower Delaware Corporation	333-104432-24
American Tower International, Inc.	333-104432-15
American Tower LLC	333-104432-14
American Tower Management, LLC	333-104432-23
American Tower, L.P.	333-104432-04
ATC GP, Inc.	333-104432-25
ATC International Holding Corp.	333-104432-09
ATC LP, Inc.	333-104432-22
ATC Midwest, LLC	333-104432-11
ATC South America Holding Corp.	333-104432-16
ATC South, LLC	333-104432-07
ATC Tower Services, Inc.	333-104432-18
ATS/PCS, LLC	333-104432-06
Carolina Towers, Inc.	333-104432-19
Kline Iron & Steel Co., Inc.	333-104432-20
MHB Tower Rentals Of America, LLC	333-104432-05
New Loma Communications, Inc.	333-104432-08
Shreveport Tower Company	333-104432-02
Telecom Towers, L.L.C.	333-104432-10
Towers of America, L.L.L.P.	333-104432-13
UniSite, LLC	333-104432-17

*	Each of the Guarantor Registrants is a guarantor of the 7.25% Senior Subordinated Notes due 2011 of American Towers, Inc. (the “7.25% Notes”). This certification/notice on Form 15 relates to American Tower Corporation, as a guarantor of the 7.25% Notes. A separate certification/notice on Form 15 has also been filed by American Towers, Inc. and each of the other Guarantor Registrants set forth above.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Tower Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN TOWER CORPORATION

Date: June 28, 2007

By: /s/ Bradley E. Singer

Name: Bradley E. Singer

Title: Chief Financial Officer and Treasurer